UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: December 8, 2010

Commission File Number: 1-15060

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K consists of an underwriting agreement related to mandatorily exchangeable notes which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. Such underwriting agreement is filed herewith as Exhibit 1.4 to the Registration Statement of UBS AG on Form F-3 filed on January 13, 2009 (File no. 333-156695).

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-156695).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Gordon S. Kiesling
	Name:	Gordon S. Kiesling
	Title:	Executive Director and Counsel
Region Americas Legal

By:	/s/ Karen Wendell
	Name:	Karen Wendell
	Title:	Managing Director

Date: December 8, 2010